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March 10, 2009                                                                                    W. Crews Lott
                                                                                               Tel. +1 214 978 3042
                                                                                               crews.lott@bakernet.com

                                                                                               Via EDGAR

John Stickel, Esq.
Division of Corporation Finance
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549 - 7010

RE:         Pilgrim's Pride Corporation
Form 10-K for the Year Ended September 27, 2008
Filed December 11, 2008
Form 10-K/A filed January 26, 2009
File No. 001-09273

Dear Mr. Stickel:

On behalf of Pilgrim's Pride Corporation (the "Company"), we submit this letter setting forth the Company's responses to the comments of the Staff of the Securities and Exchange Commission (the "Commission") dated February 24, 2009, relating to the above referenced filings.

To assist the Staff's review of the Company's responses, the Staff's comments have been set forth verbatim in bold face below, and the Company's responses are set out immediately following the applicable comment.

Form 10-K

Risk Factors, page 22

1.
We note in your introductory paragraph that you have "identified … the most significant risk factors," that there may be risks that you do not consider material now but may become material, or there may be risks that you have not yet identified.  In future filings, please remove this language from your introductory paragraph or clarify that you have discussed all risks that you believe are material.

Response:  In future filings we will clarify that we have discussed all risks that we believe are material.

Exhibits 31.1, 31.2, and 31.3

2.
We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  We further note that the certifications on your Form 10-K/A also include the title of the certifying individual.  In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

Response: In future filings we will not include the title of the certifying individual in the certifications.

Form 10-K/A

Compensation Discussion and Analysis, page 6

2008 Summary Compensation Table, page 11

3.
Your disclosure of the items of compensation comprising "All Other Compensation" does not appear to be complete.  We note in this regard that the disclosed amount for "All Other Compensation" in 2008 for Lonnie "Bo" Pilgrim is $570,399; however, the items disclosed in footnote (2) appear to total $538,564.  Please advise, and confirm that you will revise to clarify in future filings.

Response:  The footnote disclosure related to "All Other Compensation" inadvertently omitted identification by type of two additional perquisites for Mr. Pilgrim for 2008: personal automobile usage ($28,732) and tax preparation services ($3,103). In future filings that include a Summary Compensation Table, we will ensure that the footnote disclosure to the "All Other Compensation" entry includes the amount of each perquisite and personal benefit that exceeds the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for that officer as required by Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K and identifies by type all other perquisites and personal benefits if the total value of all perquisites and personal benefits is $10,000 or more for any named executive officer.

Signature, page 27

4.
We note that the second signature block has been omitted.  In future filings, the report must be signed by the registrant and on behalf of the registrant by its principal financial officer, its controller or principal accounting officer, and at least the majority of the board of directors or persons performing similar functions.  Refer to General Instruction D(2)(a) of Form 10-K.

John Stickel, Esq.
March 10, 2009

Response:  We note the Staff's comment and have carefully reviewed General Instruction D(2)(a) of Form 10-K and other applicable rules and Staff interpretations. After such review we believe the amendment was correctly signed on behalf of the registrant by its principal financial officer.  Under Rule 12b-15, amendments to a report filed pursuant to the Securities Exchange Act of 1934, as amended, "must be signed on behalf of the registrant by a duly authorized representative of the registrant."  Consistent with this approach, the Answer to Question 133.02 of the Compliance and Disclosure Interpretations of the Exchange Act Rules (September 30, 2008) provides that "an amendment to Form 10-K does not require signature of the majority of the board of directors. Rule 12b-15 provides that amendments may be signed by a duly authorized representative of the registrant."  As the Company's Form 10-K/A was signed in the manner specified by Rule 12b-15 and the foregoing Staff interpretation, we respectfully request that the Staff reconsider the prior comment.

Closing Information

In accordance with the Staff's request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding any of the foregoing, please contact the undersigned or Roger W. Bivans at (214) 978-3095 (fax: (214) 978-3099).

Very truly yours,

/s/ W. Crews Lott
W. Crews Lott

cc:           Richard A. Cogdill (Pilgrim's Pride Corporation)

John Stickel, Esq.
March 10, 2009